 

09046297

June 2, 2009

The U.S. Securities and Exchange Commission
Office of International Corporate Finance,
Mail Stop 36-28, 100 F Street NE,
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No. 82-3140**), the information described below is enclosed for your attention.

♦   **Stock Exchange of Thailand Filing, SH 045/2009**

   Subject: Report on the results of the exercise of warrants (ESOP Grant III, IV, V) in May 2009

   Date: June 2, 2009

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Compliance Department by fax at (662) 299-5252 attention Mrs. Parsopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mr. Anek Pana-apichon
Vice President – Finance and Accounting
Shin Corporation Plc.

Enclosure

SHIN CORPORATION PUBLIC COMPANY LIMITED
Company Registration No. 0107535000257
414 Shinawatra Tower 1, Pahon Yothin Rd., Phaya Thai, Bangkok 10400 THAILAND.
Tel : (662) 299-5000 Fax : (662) 299-5196 Website http://www.shincorp.com

Summary Translation Letter
To the Stock Exchange of Thailand
June 2, 2009

SH 045/2009

June 2, 2009

Subject: Report on the results of the exercise of warrants (ESOP Grant III, IV and V) in May 2009

To: The President
      The Stock Exchange of Thailand

Shin Corporation Public Company Limited ("the Company") issued and offered of warrants to purchase the Company's ordinary shares to directors and employees of the Company (ESOP). The details of warrants are as follows;

Details of ESOP	Grant III	Grant IV	Grant V
The number of warrants (units)	13,660,200	16,000,000	14,256,100
Issuing Date	May 31, 2004	May 31, 2005	July 31, 2006
Exercise Price (Baht/Share)	30.222	35.124	32.693
Exercise Ratio (warrant : common share)	1:1.20475	1:1.18896	1 : 1.15254
Maturity of Warrants	5 years from the issuing date		

The Company would like to report the results of the exercise of warrant to purchase the Company's ordinary shares to directors and employees of the Company (ESOP Grant III, IV and V) in May 2009, as follows;

Outstanding of ESOP	Grant III	Grant IV	Grant V
No. of exercised warrants in this month (units)	-	-	-
No. of remaining unexercised warrants (units)	9,138,700	16,000,000	14,256,100
No. of shares derived from this exercise (shares)	-	-	-
No. of remaining shares reserved for warrants (shares)	11,613,177	19,445,000	15,756,100

* Maturity date of ESOP Grant 3 on May 30, 2009. (5 years from the issuing date)